SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 20 September 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
1. Notification of directors' dealing in securities dated 15 September 2004
2. Notification of directors' dealing in securities dated 20 September 2004

15 September 2004
The JSE Securities Exchange South Africa
Listings Division
One Exchange Square
Gwen lane
SANDOWN
2196
Dear Sirs
TRANSACTIONS IN SECURITIES OF SASOL LIMITED BY DIRECTORS
In compliance with Rule 3.63 - 3.65 of the Listings Requirements of the JSE Securities
Exchange South Africa, you are requested to announce the following transactions in securities of Sasol Limited by directors of the Company:
Name
P V Cox
L P A Davies
N L Joubert
Office held
Director
Director
Company Secretary and director of major subsidiary
Company
Sasol Limited
Sasol Limited
Sasol Limited
Date transaction effected
9 September 2004
14 September 2004
9 September 2004
Offer date
9 September 2004
9 September 2004
9 September 2004
Offer expiry date
9 September 2013
9 September 2013
9 September 2013
Offer price per share
R111,20
R111,20
R111,20
Exercise price per share
R113,90
N/A
N/A
Number of shares
84 200
39 700
16 200
Total value
R9 363 040,00
R4 414 640,00
R1 801 440,00
Vesting periods
2 years - one third
4 years - second third
6 years - final third
2 years - one third
4 years - second third
6 years - final third
2 years - one third
4 years - second third
6 years - final third
Class of shares
Ordinary no par value
Ordinary no par value
Ordinary no par value
Nature of transaction
Acceptance and exercise of
options to purchase shares
Acceptance of options to
purchase shares
Acceptance of options to
purchase shares
Nature and extent of
Director's interest
Option holder
Option holder
Option holder
Clearance given in terms
of paragraph 3.66
Yes
Yes
Yes

TRANSACTIONS IN SECURITIES OF SASOL LIMITED BY DIRECTORS OF MAJOR SUBSIDIARY
In compliance with Rule 3.63 - 3.65 of the Listings Requirements of the JSE Securities
Exchange South Africa, you are requested to announce the transactions in securities of Sasol Limited by directors of a major subsidiary of the Company as per the schedule attached.
Kind regards
SASOL LIMITED
MICHELLE DU TOIT
MANAGER: COMPANY SECRETARIAL SERVICES

Name
M Sieberhagen
J A Botha
C P Buys
Office Held
Director of major subsidiary of Sasol Limited
Director of major subsidiary of Sasol Limited
Director of major subsidiary of Sasol Limited
Company
Sasol Synfuels (Pty) Limited
Sasol Synfuels (Pty) Limited
Sasol Synfuels (Pty) Limited
Date transaction effected
13 September 2004 10 September 2004 13 September 2004
Offer date
9 September 2004 9 September 2004 9 September 2004
Offer expiry date
9 September 2013 9 September 2013 9 September 2013
Offer price per share
R111,20 R111,20 R111,20
Exercise price per share
R118,40 R117,75 N/A/
Number of shares
6 500 19 900 4 700
Total value
R722 800,00 R2 212 880,00 R522 640,00
Vesting periods
2 years - one third
4 years - second third
6 years - final third
2 years - one third
4 years - second third
6 years - final third
2 years - one third
4 years - second third
6 years - final third
Class of shares
Ordinary no par value Ordinary no par value Ordinary no par value
Nature of transaction
Acceptance and exercise of options to purchase
shares
Acceptance and exercise of options to purchase
shares
Acceptance of options to purchase shares
Nature and extent of Director's
interest
Option holder Option holder Option holder
Clearance given in terms of
paragraph 3.66
Yes Yes Yes
Name
J C A Naude
J A van der Westhuizen
A Zwiegelaar
Office Held
Director of major subsidiary of Sasol Limited
Director of major subsidiary of Sasol Limited
Director of major subsidiary of Sasol Limited
Company
Sasol Synfuels (Pty) Limited
Sasol Synfuels (Pty) Limited
Sasol Synfuels (Pty) Limited
Date transaction effected
10 September 2004 10 September 2004 9 September 2004
Offer date
9 September 2004 9 September 2004 9 September 2004
Offer expiry date
9 September 2013 9 September 2013 9 September 2013
Offer price per share
R111,20 R111,20 R111,20
Exercise price per share
N/A R117,75 R113,90
Number of shares
5 700 17 000 5 700
Total value
R633 840,00 R1 890 400,00 R633 840,00
Vesting periods
2 years - one third
4 years - second third
6 years - final third
2 years - one third
4 years - second third
6 years - final third
2 years - one third
4 years - second third
6 years - final third
Class of shares
Ordinary no par value Ordinary no par value Ordinary no par value
Nature of transaction
Acceptance of options to purchase shares
Acceptance and exercise of options to purchase
shares
Acceptance and exercise of options to purchase
shares
Nature and extent of Director's
interest
Option holder Option holder Option holder
Clearance given in terms of
paragraph 3.66
Yes Yes Yes

DIRECTOR'S DEALING IN SECURITIES
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, we hereby announce the following transaction in securities of Sasol Limited by directors of a major subsidiary of the Company:
Name                                                                 C F Rademan
Office held
Director of major subsidiary of
Sasol Limited
Company Sasol Synfuels (Pty)
                                                                          Limited
Date transaction effected
17 September 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share R123,80
Number of shares 7 400
Total value R822 880,00
Vesting periods
2 years - one third
4 years - second third
6 years - final third
Class of shares Ordinary no par value
Nature of transaction
Acceptance and exercise of
options to purchase shares
Nature and extent of Director's Option holder
interest
Clearance given in terms of
Yes
paragraph 3.66
20 September 2004
Johannesburg

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 20 September 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary